UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

HMN FINANCIAL, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

40424G108
(CUSIP Number)

OCTOBER 9, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40424G108

Introductory Note

On May 15, 2024, HMN Financial, Inc., a Delaware corporation (“HMNF” or the “Company”) entered into an Agreement and Plan of Merger dated May 14, 2024 (the “Merger Agreement”) with Alerus Financial Corporation, a Delaware corporation (“Alerus”), under which the parties agreed HMNF would merge into Alerus, with Alerus as the surviving corporation (the “Merger”). On October 9, 2024 (the “Closing Date”), upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, the Merger was completed. At the effective time of the Merger on the Closing Date (the “Effective Time”), the separate corporate existence of the Company ceased and Alerus continued as the surviving corporation. At the Effective Time of the Merger, each outstanding share of common stock of the Company, par value $0.01 per share, was automatically converted as a result of the Merger into the right to receive 1.25 (the “Exchange Ratio”) shares of Alerus common stock, with cash paid in lieu of fractional shares.

Accordingly, as of the Effective Time, all shares of common stock of the Company were converted into the right to receive shares of Alerus common stock and the HMN Financial, Inc. Employee Stock Ownership Group owned no shares of HMNF common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMN FINANCIAL, INC. EMPLOYEE STOCK OWNERSHIP PLAN IRS ID NO. 37-1327748

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization MINNESOTA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) EP

Item 1.

(a)	Name of Issuer:

HMN FINANCIAL, INC. (the “Corporation”)

(b)	Address of Issuer's Principal Executive Offices:

1016 Civic Center Drive NW, Rochester, MN 55901

Item 2.

(a)	Name of Person Filing:

HMN Financial, Inc. Employee Stock Ownership Plan (the “ESOP”)

The business address of the ESOP is: 1016 Civic Center Drive NW, Rochester, MN 55901

(c)	Citizenship:

The ESOP trust was established under the laws of the state of Minnesota.

(d)	Title of Class of Securities:

Common stock, par value $.01 per share, of the Corporation, which ceased to exist by virtue of the Merger at the Effective Time.

(e)	CUSIP Number:

40424G108

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 10. Certification.

(a)         The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2024

HMN Financial, Inc. Employee Stock Ownership Plan Matrix Trust Company as directed Trustee

Signature:	/s/ Julie Black
Name/Title: Julie Black, Director Client Services